SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 7)

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76009N 10 0

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76 009N 10 0	13D	Page 2 of 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 6,645,404 9. Sole Dispositive Power 10. Shared Dispositive Power 6,645,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,645,404 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person PN

CUSIP No. 76009N 10 0	13D	Page 3 of 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 356,571 9. Sole Dispositive Power 10. Shared Dispositive Power 356,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,571 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person PN

CUSIP No. 76 009N 10 0	13D	Page 4 of 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 7,001,975 9. Sole Dispositive Power 10. Shared Dispositive Power 7,001,975

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,975 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person PN

This Amendment No. 7 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the “Reporting Persons”) originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001, Amendment No. 3 filed on May 14, 2002, Amendment No. 4 filed on June 3, 2002, Amendment No. 5 filed on August 6, 2002 and Amendment No. 6 filed on April 30, 2003 with respect to the shares of common stock, par value $.01 per share (the “Common Stock”), of Rent-A-Center, Inc. (“Rent-A-Center” or the “Issuer”).

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 4, to which reference is made regarding a description of the securities of the Issuer owned by the Reporting Persons, is hereby amended and supplemented as follows:

On June 6, 2003, the Issuer filed an amendment to its Schedule TO (File No. 005-49993) as filed with the Securities and Exchange Commission on April 28, 2003, as amended on May 2, May 6, May 9, May 13 and May 28, 2003. Pursuant to the amended Schedule TO, the Issuer has extended its offer to buy up to 2,200,000 shares of its Common Stock from its stockholders who properly tender their shares until 12:00 midnight, New York City time, on Thursday, June 19, 2003. The Issuer has also increased the purchase price per share that it would pay for properly tendered shares to not greater than $73.00 nor less than $67.00. If the Tender Offer is not fully subscribed, the Issuer has indicated it may extend the Tender Offer for an additional three business days to allow the Reporting Persons and certain other stockholders to consider whether to tender any shares to bring the total number of shares tendered to 2,200,000. The Reporting Persons have indicated that in the case of such a second extension they may tender up to 2,000,000 shares at the maximum price based on the market price, the number of shares tendered and other considerations, with the goal of not causing an over-subscription and pro-ration of the tendering stockholders.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

The Reporting Persons beneficially own two shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 36.94 shares of Common Stock for an aggregate of 72 shares of Common Stock. Assuming the conversion of all of the shares of Series A Preferred Stock beneficially owned by the Reporting Persons as of the date hereof, the Reporting Persons would beneficially own an aggregate of 7,001,975 shares of Common Stock, which would represent approximately 19.9% of the outstanding Common Stock of the Issuer. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

(a) See the information contained on the cover pages to this Amendment No. 7 to Schedule 13D which is incorporated herein by reference.

(b) See the information contained on the cover pages to this Amendment No. 7 to Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 7 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: June 9, 2003	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

			By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date: June 9, 2003	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

			By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date: June 9, 2003	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President